April 9, 2025

Terrance Coyne
Chief Financial Officer
Royalty Pharma plc
110 East 59th Street
New York, NY 10022

        Re: Royalty Pharma plc
            Form 10-K for the year ended December 31, 2024
            Filed February 12, 2025
            File No. 001-39329
Dear Terrance Coyne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences